April 14, 2025

Peter Coughenour
Chief Financial Officer
Agree Realty Corp
32301 Woodward Avenue
Royal Oak, MI 48073

       Re: Agree Realty Corp
           Form 10-K for the year ended December 31, 2024
           Filed February 11, 2025
           File No. 001-12928
Dear Peter Coughenour:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-15

1. Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20. Reference is also made to ASU 2023-07.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 with any questions.



                                                            Sincerely,
 April 14, 2025
Page 2

                 Division of Corporation Finance
                 Office of Real Estate & Construction